UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Ascendis Pharma A/S

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

04351P101

(CUSIP Number)

Ha-Jin Shin

Sofinnova Partners

Immeuble le Centorial

16-18 rue du Quatre-Septembre

75002 Paris

France

+33 1 53 05 41 04

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351P101	Page 2 of 8

1.	Name of Reporting Persons Sofinnova Capital V FCPR (“SC V”) EIN: 98-0444341
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 ordinary shares
8. Shared Voting Power 0 ordinary shares
9. Sole Dispositive Power 0 ordinary shares
10. Shared Dispositive Power 0 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) 00

CUSIP No. 04351P101	Page 3 of 8

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 ordinary shares
8. Shared Voting Power 0 ordinary shares
9. Sole Dispositive Power 0 ordinary shares
10. Shared Dispositive Power 0 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) 00

CUSIP No. 04351P101	Page 4 of 8

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 ordinary shares
8. Shared Voting Power 0 ordinary shares
9. Sole Dispositive Power 0 ordinary shares
10. Shared Dispositive Power 0 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 04351P101	Page 5 of 8

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 ordinary shares
8. Shared Voting Power 0 ordinary shares
9. Sole Dispositive Power 0 ordinary shares
10. Shared Dispositive Power 0 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 04351P101	Page 6 of 8

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 ordinary shares
8. Shared Voting Power 0 ordinary shares
9. Sole Dispositive Power 0 ordinary shares
10. Shared Dispositive Power 0 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 04351P101	Page 7 of 8

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by Sofinnova Capital V FCPR ("SC V"), Sofinnova Partners SAS, a French corporation ("SP SAS"), and Denis Lucquin ("Lucquin"), Antoine Papiernik ("Papiernik"), and Monique Saulnier ("Saulnier"), the managing partners of SP SAS (collectively, the "Listed Persons" and together with SC V and SP SAS, the "Filing Persons") on September 10, 2015. Rafaèle Tordjman ceased to be a managing partner of SP SAS on February 28, 2017, and is not a Listed Person on this Amendment No. 2. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

(a)	See Rows 11 and 13 of the cover page for each of the Reporting Persons. The Reporting Persons disclaim beneficial ownership with respect to these shares except to the extent of their respective pecuniary interests therein.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	Not applicable.

(d)	Under certain circumstances set forth in the operating agreement of SC V, the equity holders of SC V and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Ordinary Shares or ADSs owned by SC V.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by deleting it in its entirety and replacing it with the following:

A.	Agreement regarding filing of joint Schedule 13D, filed as Exhibit A to the Schedule 13D and incorporated herein by reference.

B.	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

C.	First Amendment to Registration Rights Agreement, filed on December 14, 2015 as Exhibit 4.1 to the Issuer’s Current Report on Form 6-K, and incorporated herein by reference.

CUSIP No. 04351P101	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

SOFINNOVA CAPITAL V FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS

By:	/s/ Monique Saulnier
Name:	Monique Saulnier
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier
		Title:	Managing Partner
By:	/s/ Antoine Papiernik
Name:	Antoine Papiernik